

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 09, 2017

<u>Via E-Mail</u>
Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

     Re: **CNA Financial Corporation**
             Form 10-K for the fiscal year ended December 31, 2016
             Filed February 15, 2017
             File No. 1-05823

Dear Mr. Mense:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 /s/ Sharon M. Blume

                 Sharon M. Blume
                 Accounting Branch Chief
                 Office of Healthcare and Insurance